UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number: 001-34934

COSTAMARE INC.
(Translation of registrant’s name into English)

60 Zephyrou Street & Syngrou Avenue, 17564 Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXHIBIT INDEX

99.1	Press Release Dated March 19, 2013: Costamare Inc. Announces Delivery of a New Vessel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 19, 2013

COSTAMARE INC.

By:	/s/ Gregory G. Zikos
Name:	Gregory G. Zikos
Title:	Chief Financial Officer

Exhibit 99.1

COSTAMARE INC. ANNOUNCES DELIVERY OF A NEW VESSEL

ATHENS, GREECE – March 19, 2013 – Costamare Inc. (the “Company”) (NYSE: CMRE) announced the delivery of MSC Athens, a 8,827 TEU vessel which was built by Sungdong Shipbuilding and Marine Engineering, in South Korea. The vessel has commenced its 10-year time charter with MSC.

“We are pleased to announce the delivery of the MSC Athens, the first of our ten newbuildings on order,” said Mr. Gregory Zikos, Chief Financial Officer of the Company. “The MSC Athens has commenced its 10-year time charter with MSC. The delivery of the vessel is the first step of our expansion plan based on solid contracted cash flows. We expect this addition, along with the remaining nine vessels currently on order and scheduled for delivery within the next 10 months, to contribute in excess of $1.3 billion of contracted revenues throughout the duration of their charters.”

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter.  The Company has 38 years of history in the international shipping industry and a fleet of 57 containerships, with a total capacity of approximately 332,000 TEU, including nine newbuilds on order.  Costamare Inc.’s common shares trade on the New York Stock Exchange under the symbol “CMRE”.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “will”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only the Company’s assumptions, expectations, projections, intentions and beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Contacts

Company Contact:

Gregory Zikos - Chief Financial Officer

Konstantinos Tsakalidis - Business Development

Costamare Inc., Athens, Greece

Tel: (+30) 210-949-0000

Email: ir@costamare.com

Investor Relations Advisor/ Media Contact:
Nicolas Bornozis - President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, N.Y. 10169
Tel.: (+1) 212-661-7566
E-mail: costamare@capitallink.com